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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Rite Aid Corporation

(Name of Issuer)

Common Stock par value $1.00 per share

(Title of Class of Securities)

767754 10 4

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2007

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 2 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 0

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,542,989 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.14% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 3 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 0

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,542,989 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.14% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 4 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 0

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,542,989 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.14% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 5 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 0

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,542,989 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.14% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 6 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 0

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,542,989 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.14% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 7 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 0

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,542,989 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.14% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 8 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Grand Avenue Capital Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 0

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,542,989 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.14% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 9 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC, PF, AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 705,436 shares of Common Stock held by the Jonathan D. Sokoloff and Sheryl D. Sokoloff Family Trust

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 705,436 shares of Common Stock held by the Jonathan D. Sokoloff and Sheryl D. Sokoloff Family Trust

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 48,248,425 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.26% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 10 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John G. Danhakl
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 66,651 shares of Common Stock

  (8)    Shared Voting Power:

                (a) Approximately 24,034,637 shares of Common Stock issuable upon conversion of approximately 1,321,905 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(9) Sole Dispositive Power: 66,651 shares of Common Stock

(10)    Shared Dispositive Power:

                (a) Approximately 91 shares of Common Stock issuable upon conversion of approximately 5 shares of Rite Aid’s 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, and

                (b) Approximately 23,508,352 shares of Common Stock issuable upon conversion of approximately 1,292,959 shares of Rite Aid’s 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

            Approximately 47,609,640 shares of Common Stock in the aggregate, issuable upon conversion of the preferred securities described above (including shares attributable to the 1,321,900 shares of 7% Series G Preferred that are subject to a pre-paid forward sale contract described herein)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            8.15% beneficial ownership of the voting stock (includes 4.12% beneficial ownership attributable to the shares of Series G Preferred Stock that are subject to a pre-paid forward sale contract described herein) based on approximately 584,228,989 shares of Common Stock outstanding on March 3, 2007 (assuming conversion of the shares of Series G Preferred Stock and Series H Preferred Stock reported herein)

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 11 of 27 Pages

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2000 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on June 18, 2002, as amended and restated by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC on April 1, 2003, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the SEC on October 14, 2004, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the SEC on February 14, 2004, and as amended and restated by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the SEC on September 8, 2005.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 6 relates to the common stock, par value $1.00 per share (the “Common Stock”), of Rite Aid Corporation, a Delaware corporation (the “Issuer”), the 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock, par value $1.00 per share (the “Series G Preferred Stock”), and the 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock, par value $1.00 per share (the “Series H Preferred Stock”).

The address of the Issuer’s principal executive offices is 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Amendment No. 6 is being filed by Green Equity Investors III, L.P., a Delaware limited partnership (“GEI III”), Green Equity Investors Side III, L.P., a Delaware limited partnership (“GEI Side III”), GEI Capital III, LLC, a Delaware limited liability company (“GEIC”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Grand Avenue Associates, L.P., a Delaware limited partnership (“Grand Avenue”), Grand Avenue Capital Corporation, a Delaware corporation (“GACC”), Jonathan D. Sokoloff, and John G. Danhakl (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment No. 6 (the “Joint Filing Agreement,” previously filed as Exhibit 7.9 to this Schedule 13D).

As of April 24, 2007, GEI III and GEI Side III are the direct owners of: (1) approximately 1,321,905 shares of Series G Preferred Stock (1,321,900 of which are subject to the prepaid forward sale contract described herein), which is convertible into approximately 24,034,637 shares of Common Stock of the Issuer, and (2) approximately 1,292,959 shares of Series H Preferred Stock, which is convertible into approximately 23,508,352 shares of Common Stock of the Issuer (collectively, the “Shares”).

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 12 of 27 Pages

GEI Side III is an affiliated fund of GEI III and invests in tandem with GEI III. GEI Side III’s investments represent less than 1% of the amount invested in each transaction. GEIC is the general partner of GEI III and GEI Side III. GEIC’s principal business is to act as the general partner of GEI III and GEI Side III, each of whose principal business is to pursue investments. Grand Avenue is a limited partner of GEI III. Grand Avenue’s principal business is to serve as a limited partner of GEI III, and other affiliated funds. GACC is the general partner of Grand Avenue. GACC’s principal business is to serve as the general partner of Grand Avenue and a fund affiliated with GEI III. LGP is the management company of GEI III and GEI Side III and an affiliate of GEIC, Grand Avenue and GACC. LGP’s principal business is to act as the management company of GEI III, GEI Side III, and other affiliated funds. LGPM is the general partner of LGP.

Due to their relationship with GEI III and GEI Side III, each of LGP, LGPM, GEIC, Grand Avenue and/or GACC may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by GEI III and GEI Side III. As such, LGP, LGPM, GEIC, Grand Avenue and/or GACC may be deemed to have shared beneficial ownership of the Shares of which GEI III and GEI Side III are deemed to be beneficial owners. Each of LGP, LGPM, GEIC, Grand Avenue and GACC, however, disclaims beneficial ownership of such Shares.

Jonathan D. Sokoloff and John G. Danhakl directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI III, GEI Side III, GEIC, LGP, LGPM, Grand Avenue and/or GACC. Each of Messrs. Sokoloff and Danhakl is a director of the Issuer, a partner of LGP, and a limited partner of Grand Avenue.

Each of Messrs. Sokoloff and Danhakl may be deemed to have shared voting and investment power with respect to all Shares beneficially owned by GEI III and GEI Side III. As such, Messrs. Sokoloff and Danhakl may be deemed to have shared beneficial ownership over such Shares. Messrs. Sokoloff and Danhakl, however, disclaim beneficial ownership of such Shares.

(b)	The address of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI III, GEI Side III, GEIC, LGP, LGPM, Grand Avenue or GACC.

Jonathan D. Sokoloff is a partner of LGP and a member of the Board of Directors of the Issuer.

John G. Danhakl is a partner of LGP and a member of the Board of Directors of the Issuer.

(d)	None of GEI III, GEI Side III, nor any of the other Reporting Persons has been convicted in a criminal proceeding during the last five years.

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 13 of 27 Pages

(e)	None of GEI III, GEI Side III, nor any of the other Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Messrs. Sokoloff and Danhakl are citizens of the United States of America.

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 14 of 27 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 27, 1999, GEI III purchased 3,000,000 shares of 8% Series A Cumulative Convertible “Pay-In-Kind” Preferred Stock (the “Series A Preferred Stock”) for $300,000,000 from GEI III’s working capital. The shares of Series A Preferred Stock were exchanged for an equivalent number of 8% Series B Cumulative Convertible “Pay-In-Kind” Preferred Stock (the “Series B Preferred Stock”) on December 9, 1999. On October 5, 2001, the Issuer exchanged all outstanding shares of Series B Preferred Stock for an equivalent number of 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”). The Series D Preferred Stock differs from the Series B Preferred Stock only in that the consent of holders of the Series D Preferred Stock is not required in order for the Issuer to issue shares of the Issuer’s capital stock that are on parity with the Series D Preferred Stock with respect to dividends and distributions upon the liquidation, distribution or winding up of the Issuer.

The Series D Preferred Stock paid an annual dividend of 8% in quarterly installments in the form of cash or additional shares of Series D Preferred Stock at the Issuer’s discretion. Pursuant to this annual dividend, the following distributions took place: on December 31, 2001, GEI III acquired approximately 69,919 shares of Series D Preferred Stock; on March 31, 2002, GEI III acquired approximately 71,318 shares of Series D Preferred Stock; on June 30, 2002, GEI III acquired approximately 72,744 shares of Series D Preferred Stock; on September 30, 2002, GEI III acquired approximately 74,199 shares of Series D Preferred Stock; on December 31, 2002, GEI III acquired approximately 76,683 shares of Series D Preferred Stock; on March 31, 2003, GEI III acquired approximately 77,197 shares of Series D Preferred Stock; on June 30, 2003, GEI III acquired approximately 78,741 shares of Series D Preferred Stock; on September 30, 2003, GEI III acquired approximately 80,316 shares of Series D Preferred Stock; on December 31, 2003, GEI III acquired approximately 81,922 shares of Series D Preferred Stock; on March 31, 2004, GEI III acquired approximately 83,561 shares Series D Preferred Stock; on June 30, 2004, GEI III acquired approximately 85,232 shares Series D Preferred Stock; on September 30, 2004, GEI III acquired approximately 86,937 shares Series D Preferred Stock; and on December 31, 2004, GEI III acquired approximately 88,675 shares of Series D Preferred Stock.

As of December 31, 2004, GEI III and GEI Side III owned approximately 4,522,436 shares of Series D Preferred Stock, which were convertible into approximately 82,226,121 shares of Common Stock of the Issuer.

On January 31, 2005, the Issuer called for redemption 1,040,000 shares of Series D Preferred Stock owned by GEI III and GEI Side III for an aggregate redemption price of $109,916,555, representing a redemption price per share of 105% of the liquidation preference, plus the Partial Dividend Period Amount (as defined in the Certificate of Designations setting forth the terms of the Series D Preferred Stock (the “Series D Certificate of Designations”, previously filed as Exhibit 7.6 to this Schedule 13D)), to and including the date of redemption pursuant to, and in accordance with, the terms of the Series D Certificate of Designations (the “Redemption”). Immediately following the Redemption, the Issuer issued approximately 1,160,812 shares of each of the newly authorized Series F Preferred Stock, Series G Preferred

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Stock, and Series H Preferred Stock in exchange for the remaining 3,482,436 shares of Series D Preferred Stock owned by GEI III and GEI Side III (the “Exchange”). In connection with the Redemption and Exchange, the Issuer and GEI III, as of January 31, 2005, executed an amendment and restatement of the registration rights agreement dated as of October 27, 1999, as amended on October 3, 2001, between the Issuer and GEI III (previously filed as Exhibit 7.11 to this Schedule 13D).

On February 8, 2005, the Issuer called for redemption pursuant to the terms of such securities: (a) 30,000 shares of the Series F Preferred Stock for an aggregate redemption price of $3,176,000, representing a purchase price per share of 105% of the liquidation preference, plus the Partial Dividend Period Amount (as defined in the Certificate of Designation setting forth the terms of the Series F Preferred Stock (the “Series F Certificate of Designation”)), to and including the date of redemption pursuant to, and in accordance with, the terms of the Series F Certificate of Designation; (b) 30,000 shares of the Series G Preferred Stock for an aggregate redemption price of $3,172,750, representing a purchase price per share of 105% of the liquidation preference, plus the Partial Dividend Period Amount (as defined in the Certificate of Designation setting forth the terms of the Series G Preferred Stock (the “Series G Certificate of Designation”)), to and including the date of redemption pursuant to, and in accordance with, the terms of the Series G Certificate of Designation; and (c) 30,000 shares of the Series H Preferred Stock for an aggregate redemption price of $3,169,500, representing a purchase price per share of 105% of the liquidation preference, plus the Partial Dividend Period Amount (as defined in the Certificate of Designation setting forth the terms of the Series H Preferred Stock (the “Series H Certificate of Designation”)), to and including the date of redemption pursuant to, and in accordance with, the terms of the Series H Certificate of Designation. The certificates of designation for each of the Series F, G, and H preferred stock, which contain the terms of each class of securities were previously filed as Exhibits 7.12, 7.13, and 7.14 to this Schedule 13D. Such descriptions are incorporated herein by reference.

As of February 8, 2005, GEI III was the direct owner of (a) approximately 1,130,812 shares of Series F Preferred Stock, convertible into approximately 20,560,222 shares of Common Stock, (b) approximately 1,130,812 shares of Series G Preferred Stock, convertible into approximately 20,560,222 shares of Common Stock, and (c) approximately 1,130,812 shares of Series H Preferred Stock, convertible into approximately 20,560,222 shares of Common Stock.

The Series F Preferred Stock paid an annual dividend of 8% in quarterly installments in the form of cash or additional shares of Series F Preferred Stock at the Issuer’s discretion. Pursuant to this annual dividend, the following distributions took place: on March 31, 2005, GEI III acquired approximately 22,616 shares of Series F Preferred Stock and on June 30, 2005, GEI III acquired approximately 23,069 shares of Series F Preferred Stock.

The Series G Preferred Stock pays an annual dividend of 7% in quarterly installments in the form of cash or additional shares of Series G Preferred Stock at the Issuer’s discretion. Pursuant to this annual dividend, the following distributions took place: on March 31, 2005, GEI III acquired approximately 19,789 shares of Series G Preferred Stock; on June 30, 2005, GEI III acquired approximately 20,136 shares of Series G Preferred Stock; on September 30, 2005, GEI III acquired approximately 20,488 shares of Series G Preferred Stock; on December 31, 2005, GEI III acquired approximately 20,846 shares of Series G Preferred Stock; on March 31, 2006,

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 16 of 27 Pages

GEI III acquired approximately 21,211 shares of Series G Preferred Stock; on June 30, 2006, GEI III acquired approximately 21,582 shares of Series G Preferred Stock; on September 30, 2006, GEI III acquired approximately 21,960 shares of Series G Preferred Stock; on December 31, 2006, GEI III acquired approximately 22,344 shares of Series G Preferred Stock; and on March 31, 2007, GEI III acquired approximately 22,735 shares of Series G Preferred Stock.

The Series H Preferred Stock pays an annual dividend of 6% in quarterly installments in the form of cash or additional shares of Series H Preferred Stock at the Issuer’s discretion. Pursuant to this annual dividend, the following distributions took place: on March 31, 2005, GEI III acquired approximately 16,962 shares of Series H Preferred Stock; on June 30, 2005, GEI III acquired approximately 17,217 shares of Series H Preferred Stock; on September 30, 2005, GEI III acquired approximately 17,475 shares of Series H Preferred Stock; on December 31, 2005, GEI III acquired approximately 17,737 shares of Series H Preferred Stock; on March 31, 2006, GEI III acquired approximately 18,003 shares of Series H Preferred Stock; on June 30, 2006, GEI III acquired approximately 18,273 shares of Series H Preferred Stock; on September 30, 2006, GEI III acquired approximately 18,547 shares of Series H Preferred Stock; on December 31, 2006, GEI III acquired approximately 18,825 shares of Series H Preferred Stock; and on March 31, 2007, GEI III acquired approximately 19,108 shares of Series H Preferred Stock

On August 23, 2005, the Issuer called for redemption pursuant to the terms of such securities 1,176,497 shares of the Series F Preferred Stock, constituting 100% of the issued and outstanding shares of Series F Preferred Stock, for an aggregate redemption price of $124,917,840.27, representing a purchase price per share of 105% of the liquidation preference, plus the Partial Dividend Period Amount (as defined in the Series F Certificate of Designation), to and including the date of redemption pursuant to, and in accordance with, the terms of the Series F Certificate of Designation. Upon the consummation of the redemption of the Series F Preferred Stock, no shares of Series F Preferred Stock remain issued and outstanding.

Recent Event

On April 24, 2007, GEI III and GEI Side III entered into a pre-paid forward sale contract (the “Confirmation”) for up to 1,321,900 shares of 7% Series G Cumulative Convertible Pay-In-Kind Preferred Stock (the “Series G Preferred Stock”) of Rite Aid Corporation pursuant to a letter agreement, dated as of April 24, 2007 (together with the Confirmation, the “Credit Suisse Contract”), by and among GEI III, GEI Side III and Credit Suisse International (“Credit Suisse”). GEI III and GEI Side III have collectively received aggregate proceeds of $157,185,924 under the Credit Suisse Contract. Pursuant to the Credit Suisse Contract, GEI III and GEI Side III have pledged 1,321,900 shares of Series G Preferred Stock to Credit Suisse to secure GEI III and GEI Side III’s obligations under the Confirmation. On or about April 25, 2008, GEI III and GEI Side III will deliver to Credit Suisse up to 1,321,900 shares of Series G Preferred Stock, or the cash equivalent, to settle the contract.

As of April 24, 2007, GEI III was the direct owner of: (a) approximately 1,321,905 shares of Series G Preferred Stock (1,321,900 of which are subject to the prepaid forward sale contract described herein), convertible into approximately 24,034,637 shares of Common Stock of the Issuer, and (b) approximately 1,292,959 shares of Series H Preferred Stock, convertible into approximately 23,508,352 shares of Common Stock.

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 17 of 27 Pages

Jonathan D. Sokoloff acquired 505,436 shares of Common Stock by distribution of shares owned by Green Equity Investors, L.P., a prior private equity fund. On January 22, 2002, Jonathan D. Sokoloff acquired 200,000 shares of Common Stock by using personal funds. Jonathan D. Sokoloff has indirect beneficial ownership of these 705,436 shares of Common Stock, which are held in the Jonathan D. Sokoloff and Sheryl D. Sokoloff Family Trust.

On January 11, 2002, John G. Danhakl acquired 66,651 shares of Common Stock by using personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION

GEI III, GEI Side III and the other Reporting Persons originally acquired the Series G Preferred Stock, the Series H Preferred Stock and the Shares for investment purposes. GEI III, GEI Side III and certain of the Reporting Persons, including Jonathan D. Sokoloff and John G. Danhakl, intend to participate in the management of the Issuer through representation on the Issuer’s board of directors. GEI III and GEI Side III entered into the transaction disclosed herein for the purpose of realizing the value of the shares subject to that transaction. It is anticipated that GEI III, GEI Side III and the other Reporting Persons will hold shares representing less than 5% of the Issuer’s Common Stock outstanding as of April 25, 2008, when the transaction contemplated by the Credit Suisse contract is completed. For further information, see Items 2, 3 and 6 hereof.

Except as disclosed in this Item 4, none of GEI III, GEI Side III nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons will, however, take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 18 of 27 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI III and GEI Side III	0	Voting Power 47,542,989(1) Dispositive Power 23,508,352(2)	47,542,989	8.14%(3)

Jonathan D. Sokoloff	705,436	Voting Power 47,542,989(1) Dispositive Power 23,508,352(2)	48,248,425	8.26%(3)

John G. Danhakl	66,651	Voting Power 47,542,989(1) Dispositive Power 23,508,352(2)	47,609,640	8.15%(3)

All Other Reporting Persons	0	Voting Power 47,542,989(1) Dispositive Power 23,508,352(2)	47,542,989	8.14%(3)

(1)

The Reporting Persons do not directly own these shares of Common Stock of the Issuer as of the date of this Amendment No. 6. Upon conversion of the 1,321,905 shares of Series G Preferred Stock, and 1,292,959 shares of Series H Preferred Stock, however, GEI III, GEI Side III, and the other Reporting Persons would be deemed to beneficially own at least 47,542,989 shares of Common Stock representing approximately 8.14% of the Issuer’s Common Stock.

(2)

Under the terms of the pre-paid forward sale contract described herein (see Item 3 and Exhibit 7.16) the Reporting Persons do not have dispositive power over the 1,321,900 shares of Series G Preferred Stock subject to that contract.

(3)	Includes 4.12% beneficial ownership attributable to the shares of Series G Preferred that are subject to the pre-paid forward sale contract described herein (see Item 3 and Exhibit 7.16).

(c)	Other than as reported in this Amendment No. 6, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment No. 6.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 19 of 27 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 27, 1999, GEI III purchased 3,000,000 shares of the Issuer’s Series A Preferred Stock at a purchase price of $100 per share. On December 9, 1999, GEI III exchanged all of its shares of Series A Preferred Stock for an equivalent number of shares of Series B Preferred Stock.

On October 5, 2001, the Issuer exchanged all outstanding shares of Series B Preferred Stock for an equal number of shares of Series D Preferred Stock. The Series D Preferred Stock differed from the Series B Preferred Stock only in that the consent of holders of the Series D Preferred Stock was not required in order for the Issuer to issue shares of the Issuer’s capital stock that were on parity with the Series D Preferred Stock with respect to dividends and distributions upon the liquidation, distribution or winding up of the Issuer. Each share of Series D Preferred Stock was convertible into the number of shares of the Issuer’s Common Stock equal to the liquidation preference divided by the conversion price.

On January 31, 2005, the Issuer called for redemption 1,040,000 shares of Series D Preferred Stock held by GEI III and GEI Side III for an aggregate redemption price of $109,916,555. Immediately following the Redemption, the Issuer issued approximately 1,160,812 shares of each of the newly authorized Series F Preferred Stock, Series G Preferred Stock, and Series H Preferred Stock in exchange for the remaining 3,482,436 shares of Series D Preferred Stock. As a result of these transactions, GEI III and GEI Side III no longer own any Series D Preferred Stock.

Subsequently, on February 8, 2005, the Issuer called for redemption: (a) 30,000 shares of the Series F Preferred Stock for an aggregate redemption price of $3,176,000, (b) 30,000 shares of the Series G Preferred Stock for an aggregate redemption price of $3,172,750, and (c) 30,000 shares of the Series H Preferred Stock for an aggregate redemption price of $3,169,500. Each share of the Series F Preferred Stock, Series G Preferred Stock, and Series H Preferred Stock (collectively, the “F, G, and H Preferred Stock,” and together with the Series D Preferred Stock, the “Preferred Stock”) are convertible into the number of shares of the Issuer’s Common Stock equal to the liquidation preference divided by the conversion price. Each of the F, G, and H Preferred Stock has characteristics similar to the Series D Preferred Stock, except as otherwise noted below.

On August 23, 2005, the Issuer called for redemption 1,176,497 shares of Series F Preferred Stock held by GEI III for an aggregate redemption price of $124,917,840.27.

On April 24, 2007, GEI III and GEI Side III entered into a pre-paid forward sale contract, scheduled to settle in shares or cash equivalent on or about April 25, 2008, for up to 1,321,900 shares of 7% Series G Cumulative Convertible Pay-In-Kind Preferred Stock convertible into 24,034,637 shares of the Issuer’s Common Stock.

Each holder of Preferred Stock is entitled to vote together with holders of the Issuer’s Common Stock, and any other series of preferred stock entitled to vote, as a single class, and each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable

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upon conversion of such holder’s Preferred Stock. The holders of Series D Preferred Stock were entitled to vote separately as a class to elect two directors to the Issuer’s Board of Directors (the “Series D Directors”). Pursuant to this right, John G. Danhakl and Jonathan D. Sokoloff held seats on the Issuer’s Board of Directors as the Series D Directors. John G. Danhakl was elected to the Issuer’s Board of Directors in February 2003, in order to fill the seat previously held by Leonard I. Green. The holders of the F, G, and H Preferred Stock, voting together as a single class (on an as if converted basis), shall have the right to elect one director to serve on the Issuer’s Board of Directors (the “Preferred Stock Director”). Pursuant to this right, the Preferred Stock Director shall initially be Jonathan D. Sokoloff. John G. Danhakl will continue to serve as a director until the Issuer’s 2007 annual meeting of stockholders.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, holders of Preferred Stock are entitled to receive out of the Issuer’s assets legally available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock ranking junior to the Preferred Stock, a liquidation preference of $100, subject to certain adjustments, plus all accrued and unpaid dividends thereon. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the amounts payable to holders of Preferred Stock and any other shares of preferred stock ranking as to such distribution on parity with the Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares of preferred stock will share ratably in any such distribution of the Issuer’s assets in proportion to the full respective preferential amounts to which they are entitled.

Unlike the Series D Preferred Stock, none of the F, G, and H Preferred Stock ranks senior to the Issuer’s Series C Convertible Preferred Stock. Each of the Series F, G, and H Preferred Stock shall rank on par with the Issuer’s Series E Mandatory Convertible Preferred Stock and with each other, including any additional shares of Series F, G, and H Preferred Stock issued as dividends.

Each holder of Series D Preferred Stock was entitled to receive cumulative preferential dividends at the rate of 8% on the liquidation preference, payable quarterly in arrears. Each holder of Series F Preferred Stock was entitled to receive cumulative preferential dividends at the rate of 8% on the liquidation preference, payable quarterly in arrears. Each holder of Series G Preferred Stock is entitled to receive cumulative preferential dividends at the rate of 7% on the liquidation preference, payable quarterly in arrears. Each holder of Series H Preferred Stock is entitled to receive cumulative preferential dividends at the rate of 6% on the liquidation preference, payable quarterly in arrears. Dividends on the Series F Preferred Stock accrued and were cumulative from January 1, 2005, and were paid, at the Issuer’s option, in additional shares of Series F Preferred Stock. Dividends on each of the Series G, and H Preferred Stock shall accrue and be cumulative from January 1, 2005, and shall be paid, at the Issuer’s option, either in cash, additional shares of Series G and H Preferred Stock, or a combination thereof.

From time to time, on or after October 25, 2004, the Issuer had the right to redeem shares of Series D Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. From time to time, after the issuance of the Series F Preferred Stock, the Issuer had the right to redeem shares of Series F Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date.

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 21 of 27 Pages

From time to time, on and after the fourth anniversary of the issuance of the Series G Preferred Stock, the Issuer may redeem shares of Series G Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. From time to time, on and after the fifth anniversary of the issuance of the Series H Preferred Stock, the Issuer may redeem shares of Series H Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. In addition, the Issuer shall had the option to redeem, on or before March 4, 2005, up to 31,000 shares of Series G Preferred Stock and up to 31,000 shares of Series H Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date.

Holders of Preferred Stock have no preemptive rights to subscribe for any additional securities which the Issuer may issue. The Issuer has granted the holders of the Preferred Stock certain registration rights with respect to the Preferred Stock and the Common Stock into which the Preferred Stock may be converted. A more complete description of the rights and preferences of the Preferred Stock is set forth in the certificates of designation previously filed as Exhibits 7.6, 7.12, 7.13, and 7.14 to this Schedule 13D, which are incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to each of the certificates of designation for the Preferred Stock.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Commitment Letter, dated October 18, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.1 to Rite Aid Corporation’s Current Report on Form 8-K, dated November 2, 1999).

7.2	Registration Rights Agreement, dated as of October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 4.1 to Rite Aid Corporation’s Current Report on Form 8-K, dated November 2, 1999).

7.3	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.4	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.5	Amendment Number 1 to Registration Rights Agreement, dated as of October 27, 1999 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.61 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed October 12, 2001).

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7.6	Series D Certificate of Designations of 8% Series D Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated October 3, 2001 (incorporated by reference to Exhibit 3.5 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed October 12, 2001).

7.7	Joint Filing Agreement, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.7 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.8	Power of Attorney, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.8 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.9	Joint Filing Agreement, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.9 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).

7.10	Power of Attorney, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.10 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).

7.11	Amendment Number 2 to Registration Rights Agreement, dated as of January 31, 2005 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 1.1 to Rite Aid Corporation’s Form 8-K, filed with the SEC on February 2, 2005).

7.12	Series F Certificate of Designation of 8% Series F Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated as of January 28, 2005 (incorporated by reference to Exhibit 3.1 to Rite Aid Corporation’s Form 8-K, filed with the SEC on February 2, 2005).

7.13	Series G Certificate of Designation of 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated as of January 28, 2005 (incorporated by reference to Exhibit 3.2 to Rite Aid Corporation’s Form 8-K, filed with the SEC on February 2, 2005).

7.14	Series H Certificate of Designation of 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated as of January 28, 2005 (incorporated by reference to Exhibit 3.3 to Rite Aid Corporation’s Form 8-K, filed with the SEC on February 2, 2005).

7.15	Power of Attorney, dated as of February 14, 2005 (incorporated herein by reference to Exhibit 7.15 to Amendment No. 4 to Schedule 13D filed with the SEC on February 14, 2005).

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7.16	Confirmation Letter, dated as of April 24, 2007, by and among Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., and Credit Suisse International.

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 24 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated as of May 1, 2007

Green Equity Investors III, L.P.
By:	GEI Capital III, LLC, its General Partner

By:	/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF
Title:	Manager

Green Equity Investors Side III, L.P.
By:	GEI Capital III, LLC, its General Partner

By:	/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF
Title:	Manager

GEI Capital III, LLC

By:	/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF
Title:	Manager

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF
Title:	Executive Vice President and Managing Partner

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 25 of 27 Pages

LGP Management, Inc.

By:	/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF
Title:	Executive Vice President and Managing Partner

Grand Avenue Associates, L.P.
By:	Grand Avenue Capital Corporation, its General Partner

By:	/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF
Title:	Vice President

Grand Avenue Capital Corporation

By:	/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF
Title:	Vice President

/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JONATHAN D. SOKOLOFF

/S/ JULIA CHANG,
AS ATTORNEY-IN-FACT FOR
JOHN G. DANHAKL

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 26 of 27 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Commitment Letter, dated October 18, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.1 to Rite Aid Corporation’s current report on Form 8-K, dated November 2, 1999).

7.2	Registration Rights Agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 4.1 to Rite Aid Corporation’s current report on Form 8-K, dated November 2, 1999).

7.3	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.4	Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

7.5	Amendment Number 1 to Registration Rights Agreement, dated as of October 27, 1999 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.61 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed October 12, 2001).

7.6	Series D Certificate of Designations, dated October 3, 2001 (incorporated by reference to Exhibit 3.5 to Rite Aid Corporation’s Quarterly Report on Form 10-Q, filed on October 12, 2001).

7.7	Joint Filing Agreement, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.7 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.8	Power of Attorney, dated June 18, 2002 (incorporated herein by reference to Exhibit 7.8 to Amendment No. 1 to Schedule 13D filed with the SEC on June 18, 2002).

7.9	Joint Filing Agreement, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.9 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).

7.10	Power of Attorney, dated April 1, 2003 (incorporated herein by reference to Exhibit 7.10 to Amendment No. 2 to Schedule 13D filed with the SEC on April 1, 2003).

CUSIP No. 767754 10 4	Amendment No. 6 to Schedule 13D	Page 27 of 27 Pages

7.11	Amendment Number 2 to Registration Rights Agreement, dated as of January 31, 2005 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 1.1 to Rite Aid Corporation’s Form 8-K, filed with the SEC on February 2, 2005).

7.12	Series F Certificate of Designation of 8% Series F Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated as of January 28, 2005 (incorporated by reference to Exhibit 3.1 to Rite Aid Corporation’s Form 8-K, filed with the SEC on February 2, 2005).

7.13	Series G Certificate of Designation of 7% Series G Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated as of January 28, 2005 (incorporated by reference to Exhibit 3.2 to Rite Aid Corporation’s Form 8 K, filed with the SEC on February 2, 2005).

7.14	Series H Certificate of Designation of 6% Series H Cumulative Convertible “Pay-In-Kind” Preferred Stock of Rite Aid Corporation, dated as of January 28, 2005 (incorporated by reference to Exhibit 3.3 to Rite Aid Corporation’s Form 8 K, filed with the SEC on February 2, 2005).

7.15	Power of Attorney, dated as of February 14, 2005 (incorporated herein by reference to Exhibit 7.15 to Amendment No. 4 to Schedule 13D filed with the SEC on February 14, 2005).

7.16	Confirmation Letter, dated as of April 24, 2007, by and among Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., and Credit Suisse International.